BÖHLER/UDDEHOLM

08001243

SEC Mail Processing Section

MAR 03 2008

Washington, DC 101

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

Monday, February 25, 2008
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

SUPPL

Dear Ladies and Gentlemen,

in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our interim report on four quarters 2007 and the corresponding Release to the press.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22707 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

Best regards,
BÖHLER-UDDEHOLM Aktiengesellschaft
Investor Relations & Corporate Communications

ppa Fugger
Wolfgang Fugger

E. Ludwig
Eveline Ludwig

dlw 3/13

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the four quarters of 2007:

- **Demand remains strong**
- **Order intake at high level**
- **Major increase in sales and earnings**
- **All four divisions on growth course**

Vienna, 25 February 2008 – Böhler-Uddeholm AG is issuing an interim report on the four quarters of the 2007 calendar year because the accounting period has been changed and the 2007/08 financial year will now end on 31 March 2008. As of this date, the financial year of Böhler-Uddeholm AG will be identical with that of the majority shareholder voestalpine AG.

Böhler-Uddeholm continued its growth course during the fourth quarter and recorded a significant year-on-year improvement in sales, earnings and profitability for the 2007 calendar year. The positive economic climate served as a stimulus for strong fourth quarter organic growth in all four divisions compared to the same period in the previous year. Moreover, robust demand for specialty steels and materials led to a noticeable rise in sales volumes. A moderate increase in base prices and the general development of the market were more than able to offset lower alloy prices (above all, nickel) and the unfavorable exchange rate between the US-Dollar and the Euro, the Brazilian Real and the Swedish Krone.

Order intake in the fourth quarter of 2007 rose from 727.8 m€ by 12% to 813.3 m€, and raised order intake for the 2007 calendar year from 2,737.3 m€ by 24% to a new record level of 3,391.8 m€. Nearly all production facilities in the Böhler-Uddeholm Group were operating at full capacity. Order backlog equaled 1,246.7 m€ as of 31 December 2007, which represents an increase of 37% over the 906.9 m€ recorded in the prior year.

New records for sales and earnings
Group sales rose from 3,090.2 m€ by 18% to total 3,637.1 m€ for 2007, which is the highest figure ever recorded by Böhler-Uddeholm for a single calendar year. A regional breakdown of sales shows the following: the EU countries formed the most important market for Böhler-Uddeholm with 61% (60%) of Group sales, followed by America with 20% (20%), Asia with 12% (13%), other European countries with 4% (4%), Australia with 2% (2%) and Africa with 1% (1%). A ranking of the four main businesses shows the High Performance Metals Division with 69.8% (69.2%) of Group sales, followed by the Welding Consumables Division with 13.9% (13.4%), the Precision Strip Division with 8.9% (9.9%) and the Special Forgings Division with 7.4% (7.5%).

Earnings before interest and tax (EBIT) rose from 376.0 m€ by 27% to 476.0 m€, and led to an improvement in the EBIT margin from 12.2% in 2006 to 13.1% for the 2007 calendar year. Earnings before tax (EBT) increased from 345.5 m€ by 29% to 444.1 m€. The tax rate for the Böhler-Uddeholm Group equaled 27% in the reporting period, compared to 28% for the prior year level. Net income grew from 248.1 m€ by 31% to 325.6 m€.

Since the next dividend will cover the 2007 calendar year (1-12/2007) as well as the abbreviated 2008 financial year (1-3/2008), the amount of the distribution can only be determined after the end of the 2007/08 financial year on 31 March 2008. The extensive

investment program carried out by the Böhler-Uddeholm Group as well as the new ownership structure will have a major influence on this payout.

Outlook

The management of Böhler-Uddeholm AG expects a good start into 2008 and the continued positive development of business in all four divisions. However, the coming quarters will most likely be characterized by growing uncertainty in a number of branches: alloy prices will presumably be subject to rising volatility and forecasts do not show any easing of foreign exchange rates over the next few months. In summary, the uncertainty connected with forecasts for the general development of the global economy could lead to subdued expectations for the operating environment in the steel and specialty steel industry.

In spite of these factors, Böhler-Uddeholm will continue its ongoing efforts to reduce costs and strengthen productivity. The Group's strategic investment program will be implemented on a step-by-step basis with the support of the new majority shareholder voestalpine AG. Following total expenditures of 211.0 m€ during the 2007 calendar year, investments are forecasted to reach nearly 300 m€ in 2008/09. These projects will focus above all on the expansion of open-die forging capacity throughout the Group, in order to successfully accompany the market growth in this segment.

Overview of core businesses

High Performance Metals, the largest division in the Böhler-Uddeholm Group, continued its strong growth during the fourth quarter of 2007. A very solid order flow reflected the buoyant demand from the energy generation, chemicals, offshore, automobile, tool and machinery construction sectors. Order backlog set a new record, and will form a sound basis for the further development of this division. Sales to markets in Europe remained healthy throughout the entire reporting period. In South America – above all in Brazil – robust domestic demand had a positive impact on business, but exports were negatively affected by foreign exchange rates. Demand also reached above-average levels in India, China, Africa and Australia. In contrast, markets in the USA and Japan failed to meet expectations. Good price levels, higher sales volumes, the full utilization of capacity and wide-ranging cost reduction measures provided the framework for a noticeable improvement in profitability as well as new records for sales and earnings in the 2007 calendar year.

The *Welding Consumables Division* reported stable and sustainable demand from all relevant core markets during the fourth quarter of 2007. This development was seen in welding electrodes as well as in welding wire and soldering materials. A general decline in the demand for welding materials was only noted in the USA towards the end of the year. Sales were strong, in particular to customers in the energy sector, but also to producers of machinery for the chemical, petrochemical and offshore industries. Constructors of agricultural machines and steel plants served as further drivers for growth. The Welding Consumables Division recorded an increase in sales volumes over the fourth quarter of the previous year, and all production sites reported good capacity utilization. The 2007 calendar year brought an additional improvement in sales, earnings, order intake and profitability. However, it should be noted that the pressure on margins rose slightly during the last three months of the year compared to the preceding quarters.

Order backlog in the *Precision Strip Division* remained sound during the fourth quarter of 2007. This development was linked above all to the European market, but demand from the Asian countries and the USA also improved. However, foreign exchange effects had a slight adverse influence on business in the USA and the nation-wide slump in residential construction triggered a drop in sales volumes of strip steel for timber saws. In contrast, overall sales of strip steel for saws was high as a result of growing demand from the construction and metal-processing industries. The dynamic expansion of the paper, automobile and watch industries led to a sharp rise in the demand for precision cold rolled strip by these branches during the reporting period. The Precision Strip Division reported a

further increase in sales volumes, while prices remained stable at a good level. Sales, earnings and order intake also improved during the 2007 calendar year. This division was again the most profitable in the Böhler-Uddeholm Group.

The *Special Forgings Division* recorded steady improvement throughout 2007, whereby the demand for forged components continued to develop at a high level in all relevant markets. The aircraft industry and jet engine producers again served as the primary drivers for business. Demand from the energy sector continued to reflect a stable pattern, while sales to the utility vehicle and machinery construction branches were robust. Positive impulses for growth were provided by manufacturers of ship engines, with demand rising sharply during the fourth quarter after a phase of weakness at mid-year. The Special Forgings Division recorded an overall increase in sales volumes, and was able to raise selling prices during the course of the year. Despite the unfavorable exchange rate between the Euro and the US-Dollar, an improvement was recorded in both earnings and profitability. Earnings were also increased by insurance compensation for the fire damage at the Wetzlar plant (June 2007). Based on the high order backlog at year-end 2007, production capacity for the current year will be utilized in full.

For additional information contact: BÖHLER-UDDEHOLM AG
Telephone: +43 1 798 69 01-25610

The full report on the four quarters of 2007 is available under www.bohler-uddeholm.com

Key Figures for the Four Quarters of 2007 (January – December)

in m€	1 – 12 / 2006	**1 – 12 / 2007**	y/y Change
Sales	3,090.2	**3,637.1**	18%
EBITDA	476.6	**586.1**	23%
EBITDA margin	*15.4%*	***16.1%***	
EBIT	376.0	**476.0**	27%
EBIT margin	*12.2%*	***13.1%***	
EBT	345.5	**444.1**	29%
Net income	248.1	**325.6**	31%
thereof minority interest	2.4	**0.9**	(63%)
Order intake	2,737.3	**3,391.8**	24%
Order backlog	906.9	**1,246.7**	37%
Employees	14,324	**15,217**	6%

Key Figures for the Fourth Quarter of 2007 (October – December)

in m€	4th Quarter 2006	**4th Quarter 2007**	y/y Change
Sales	790.1	**908.3**	15%
EBITDA	125.8	**152.5**	21%
EBITDA margin	*15.9%*	***16.8%***	
EBIT	100.6	**124.1**	23%
EBIT margin	*12.7%*	***13.7%***	
EBT	91.6	**119.1**	30%
Net income for the period	67.1	**94.8**	41%
thereof minority interest	0.7	**(0.2)**	(129%)
Order intake	727.8	**813.3**	12%

82-[4089]

REPORT ON FOUR QUARTERS 2007


THE MANY PLACES OF SUCCESS
BÖHLER UDDEHOLM
materializing visions

JANUARY – DECEMBER

according to IFRS	2007 in m€	2006 in m€	Change
Net sales	3,637.1	3,090.2	18%
EBITDA	586.1	476.6	23%
EBIT	476.0	376.0	27%
Earnings before tax (EBT)	444.1	345.5	29%
Net income	325.6	248.1	31%

according to IFRS	2007 in m€	2006 in m€	Change
Cash flow[1]	433.0	330.6	31%
Capital expenditure	211.0	223.5	(6%)
Order intake[2]	3,391.8	2,737.3	24%
Order backlog[2]	1,246.7	906.9	37%
Employees	15,217	14,324	6%

1) Before capital changes
2) At the production companies

A company of the **voestalpine** Group